SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                   ______________________

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 5)*

                     Inamed Corporation
                      (Name of Issuer)

                Common Stock, Par Value $.01
               (Title of Class of Securities)

                          453235103
                       (CUSIP Number)

                      Arthur Goetchius
300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9395
       (Name, address and telephone number of person authorized to receive notices and communications)

                       August 7, 1995
  (Date of event which requires filing of this statement)

                If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 453235103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               106,913
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               106,913
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               106,913
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               1.42%
_____________________________________________________________________________
              (14)  TYPE OF REPORTING PERSON **
                                                               PN
_____________________________________________________________________________
** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               182,665
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               182,665
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               182,665
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               2.43%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                               IA
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               102,159
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               102,159
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               102,159
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               1.36%
_____________________________________________________________________________
              (14)  TYPE OF REPORTING PERSON **
                                                               PN
_____________________________________________________________________________
             ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                        The Pharmaceutical/Medical Technology Fund, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                        WC
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               182,763
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               182,763
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               182,763
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               2.44%
_____________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON **
                                                               PN
_____________________________________________________________________________
                                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                PF      AF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               28,400
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               630,400
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               28,400
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               630,400
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               658,800
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               8.78%
_____________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON **
                                                               IN
_____________________________________________________________________________
                                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        Frederic Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                        AF      PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               17,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               594,000
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               17,500
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               594,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               611,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               8.15%
_____________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON **
                                                               IN
_____________________________________________________________________________
                                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                        AF      PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               18,500
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               575,000

OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               18,500
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               575,000
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               593,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               7.91%
_____________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON **
                                                               IN
_____________________________________________________________________________
                                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 453235103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                        Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                                        AF      PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                        United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                               5,000
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                               574,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                               5,000
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                               574,500
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                               579,500
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                               7.72%
_____________________________________________________________________________
         (14)  TYPE OF REPORTING PERSON **
                                                               IN
_____________________________________________________________________________
                                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Schedule 13D, initially filed on April 6, 1992, is hereby amended and restated in its entirety by this Amendment No. 5 to the Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

        This statement relates to the common stock, $.01 par value (the "Common Stock"), issued by Inamed Corporation, a Florida corporation (the "Company"), whose principal executive offices are 3800 Howard Hughes Parkway, Suite 900, Las Vegas, NV 89109.

ITEM 2.   IDENTITY AND BACKGROUND.

        (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock beneficially owned by EGS Overseas Fund Limited, a British Virgin Islands corporation ("EGS Overseas"), as well as shares of Common Stock held in other discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) the Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership ("Pharm Fund"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Pharm Fund, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by him, members of his immediate family, EGS Associates, EGS Partners, Bev Partners and Pharm Fund, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Pharm Fund; and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Pharm Fund. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
        The general partners of EGS Associates, EGS Partners, Bev Partners and Pharm Fund areWilliam Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "GeneralPartners"). Mr. Salvatore DiFranco resigned from EGS Associates, EGS Partners, Bev Partners, andPharm Fund, as general partner, effective October 31, 1994, and is therefore no longer a reportingperson. EGS Partners converted from a limited partnership to a limited liability company in 1995.
        (b)     The address of the principal business and principal office of
(i) EGS Associates, EGSPartners, Bev Partners, Pharm Fund and each of the General Partners is 300 Park Avenue, New York,New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, RoadTown, Tortola, British Virgin Islands.
        (c) The principal business of each of EGS Associates, EGS Overseas, Bev Partners and Pharm Fund is that of a private investment firm, engaging in the purchase and sale of securities forinvestment for its own account. The principal business of EGS Partners is that of a private investmentfirm and a registered investment adviser under the Investment Advisers Act of 1940, as amended,engaging in the purchase and sale of securities for investment on behalf of discretionary accounts andEGS Overseas. The present principal occupations of the General Partners are as generalpartners/members of EGS Associates, EGS Partners, Bev Partners and Pharm Fund and other limited partnerships.
        (d) None of the persons referred to in paragraph (a) above has, during the last five years,been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
        (e) None of the persons referred to in paragraph (a) above has, during the last five years,been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and asa result of such proceeding was or is subject to a judgment, decree or final order enjoining futureviolations of, or prohibiting or mandating activities subject to, Federal or state securities laws or findingany violation with respect to such laws.
        (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, EGS Partners, Bev Partners and Pharm Fund are Delaware limited partnerships. EGSOverseas is a British Virgin Islands corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The net investment cost (including commissions, if any) of the shares of Common Stockbeneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGSOverseas), EGS Overseas, Bev Partners and Pharm Fund is approximately $279,626, $367,818, $98,459,$234,694, and
$440,187, respectively.
        The net investment cost (excluding commissions, if any) of the shares of Common Stockowned directly by Mr. Greenberg, and by members of his immediate family, is approximately$102,063.
        The net investment cost (excluding commissions, if any) of the shares of Common Stockowned directly by Mr. Ehrman, and by members of his immediate family, is approximately$230,982.
        The net investment cost (excluding commissions, if any) of the shares of Common Stockowned directly by Mr. Ketcher, and by members of his immediate family, is approximately $38,250.
        The net investment cost (excluding commissions, if any) of the shares of Common Stockowned directly by Mr. Gerstl, is approximately $14,375.
        The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners and Pharm Fund were purchased with the investment capital of the respective entitiesand with investment capital of each discretionary account under management of EGS Partners. Theshares of Common Stock purchased by Messrs. Greenberg, Ketcher, Gerstl and Ehrman werepurchased with personal funds or trust funds.
        The shares of Common Stock beneficially owned by EGS Associates, EGS Partners(excluding EGS Overseas), EGS Overseas, Bev Partners, and Pharm Fund are held in theirrespective commingled margin accounts, or in the case of EGS Partners, in margin and non-marginaccounts held by each discretionary account under its management. Such margin accounts aremaintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-marginaccounts
are maintained at Bankers Trust Company.   Since other securities are held in
such marginaccounts, it is not possible to determine the amounts, if any, of margin used with respect to theshares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his variousaccounts maintained at Goldman, Sachs & Co. or are beneficially owned by members of hisimmediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained atBear Stearns & Co. Inc. or are beneficially owned by members of his immediate family. The sharesowned by Mr. Ehrman are held in an accounts maintained at Bishop Rosen or Bear Stearns & Co.,Inc, or are beneficially owned by members of his immediate family. The shares owned by Mr.Gerstl are held in a joint account maintained at Josephthal Lyon and Ross Incorporated. Currently,the interest rate charged on such various margin accounts is approximately 6.75% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

        The purpose of the acquisition of the shares of the Common Stock by the Reporting Personswas for investment. The Reporting Persons have recently disposed of and each may in the futuredispose of any and all of the shares of the Common Stock held by it or him at any time, or acquire other shares.
        None of the Reporting Persons has any plans or proposals which relate to, or could result in,any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider theirposition with respect to the Company, and formulate plans or proposals with respect to any of suchmatters, but have no present intention of doing so.




ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,502,939 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 1995, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended March 31, 1995 (which is the most recent Form 10-Q on file).

                As of the close of business on August 7, 1995:

                (i) EGS Associates owns beneficially 106,913 shares of Common Stock, constituting approximately 1.42% of the shares outstanding.
                (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 138,127 shares (constituting approximately 1.84% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 44,538 shares of Common Stock purchased for EGS Overseas (less than 1% of the shares outstanding), which, when aggregated, total 182,665 shares of Common Stock, constituting approximately 2.43% of the shares outstanding.
                (iii) Bev Partners owns beneficially 102,159 shares of Common Stock, constituting approximately 1.36% of the shares outstanding.
                (iv) Pharm Fund owns 182,763 shares of Common Stock, constituting approximately 2.44% of the shares outstanding.
                (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 84,300 shares of Common Stock, constituting approximately 1.12% of the shares outstanding.
                (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 37,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
                (vii) Mr. Ketcher owns directly, and beneficially through ownership by members of his immediate family, 19,000 shares of Common Stock.
                (viii) Mr. Gerstl owns directly 5,000 shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 106,913 shares beneficially owned by EGS Associates, the 182,665 shares beneficially owned by EGS Partners, the 102,159 shares beneficially owned by Bev Partners and the 182,763 shares beneficially owned by Pharm Fund. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Pharm Fund are aggregated, they total 574,500 shares of Common Stock, constituting approximately 7.66% of the shares outstanding.
                (viii) In the aggregate, the Reporting Persons beneficially own a total of 719,800 shares of Common Stock, constituting approximately 9.59% of the shares outstanding.

                (b)     (i)     Each of EGS Associates, EGS Partners (with
respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Pharm Fund has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                        (ii) Each General Partner has the sole power to vote and dispose of the shares owned directly by him. Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate family. Mr. Gerstl has shared power to vote and dispose of shares owned jointly with members of his immediate family.

                (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to August 7, 1995 until August 8, 1995 by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Pharm Fund, Bev Partners, and Mr. Ehrman, are set forth in Schedules A, B, C, D, E, and F, respectively, and were all effected in the over-the-counter market or on the Pacific Stock Exchange. During such period, Messrs. Gerstl, Greenberg and Ketcher did not enter into any transactions in the Common Stock.

                (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        The following exhibit was filed with the original Schedule 13D filed on April 6, 1992 and is hereby incorporated in its entirety by this reference thereto.

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

SIGNATURES



        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 9, 1995                    /s/ Frederic Greenberg
                                          Frederic Greenberg, as
                                          Attorney-In-Fact for William Ehrman,
                                          individually and as general partner
                                          of each of EGS PARTNERS, L.L.C., EGS
                                          ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                          and THE PHARMACEUTICAL/MEDICAL
                                          TECHNOLOGY FUND, L.P.

                                          /s/ Frederic Greenberg
                                          Frederic Greenberg, individually and
                                          as general partner of each of EGS
                                          PARTNERS, L.L.C., EGS ASSOCIATES,
                                          L.P., BEV PARTNERS, L.P. and THE
                                          PHARMACEUTICAL/MEDICAL TECHNOLOGY
                                          FUND, L.P.

                                          /s/ Frederick Ketcher
                                          Frederick Ketcher, individually and
                                          as general partner of each of EGS
                                          PARTNERS, L.L.C., EGS ASSOCIATES,
                                          L.P., BEV PARTNERS, L.P. and THE
                                          PHARMACEUTICAL/MEDICAL TECHNOLOGY
                                          FUND, L.P.

                                          /s/ Jonas Gerstl
                                          Jonas Gerstl, individually and as
                                          general partner of each of EGS
                                          PARTNERS, L.L.C., EGS ASSOCIATES,
                                          L.P., BEV PARTNERS, L.P. and THE
                                          PHARMACEUTICAL/MEDICAL TECHNOLOGY
                                          FUND, L.P.

                                  Schedule A


                             EGS Associates, L.P.

                       Transactions in the Common Stock



Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)


8/1/95           (7,387)                          $8.66
8/4/95           (9,780)                          $9.13
8/4/95           (9,030)                          $8.86

                                  Schedule B

                              EGS Partners, L.P.

                       Transactions in the Common Stock

Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)

8/1/95           (23,912)                       $8.66
8/3/95            (6,500)                       $8.57
8/4/95            (5,100)                       $9.13
8/4/95            (4,708)                       $8.86

                                  Schedule C

                            EGS Overseas Fund, Ltd.

                       Transactions in the Common Stock

Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)

8/1/95            (1,793)                         $8.66
8/3/95            (5,000)                         $8.57
8/4/95            (2,370)                         $9.13
8/4/95            (2,188)                         $8.86

                                  Schedule D

               The Pharmaceutical/Medical Technology Fund, L.P.

                       Transactions in the Common Stock

Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)


8/1/95          (4,740)                              $8.66
8/4/95          (6,300)                              $9.13
8/4/95          (5,817)                              $8.86

                                  Schedule E

                              Bev Partners, L.P.

                       Transactions in the Common Stock


Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)


8/1/95           (4,868)                         $8.66
8/4/95           (6,450)                         $9.13
8/4/95           (5,957)                         $8.86

                                  Schedule F

                                William Ehrman

                       Transactions in the Common Stock

Date of         Number of                Price Per Share (including
Transaction     Shares Purchased/(Sold)     Commissions, if any)

6/9/95          1,000**                               $3.50
6/19/95         1,000**                               $3.38
6/23/95         1,000                                 $3.38
8/7/95        (14,000)                                $9.61
8/7/95        (21,000)*                               $9.65
8/7/95         (5,000)*                               $9.61

_________________________________

*   Shares held in an account for the benefit of Mr. Ehrman's spouse.

**  Shares held in an account for the benefit of Mr. Ehrman's daughter.